Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 18, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION GIVEN BY WACHOVIA MANAGEMENT

AT AN ANALYST/INVESTOR CONFERENCE

Matt O’Connor —UBS

Next up is Wachovia. Many of us were surprised with last week’s Golden West deal, wondering why Wachovia would acquire a mortgage company at potentially the peak of the cycle. But most viewed Golden West as the best executor at what they do; the price paid seemed reasonable in current earnings; and this management team at Wachovia has had one of the most successful acquisition track records since taking over.

With that, let me turn it over to Ken Thompson, Chairman and CEO, to tell us more.

Ken Thompson —Wachovia—CEO, President

Thank you, Matt, and good morning, everyone. I appreciate the opportunity to talk to you today about Wachovia, to also obviously touch on Golden West and what we expect from that acquisition, and also to answer your questions.

I would ask you all to refer to our cautionary statement in our package. And I’d also like to introduce Ellen Taylor in our Investor Relations area and Jim Burr, our Corporate Treasurer, who are here to help answer your questions.

First let me focus on Wachovia and how we are growing organically, which we think is the most important aspect of our Company. In the first quarter, we generated record revenue in a flat yield curve environment, and we did that by producing strong growth in fee income. That fee income growth produced 9% growth in operating earnings for the Company, and as you are going to see in the following slides, that performance is directly tied to three things.

First, delivering industry-leading customer service, which is the foundation of our model. Second, controlling costs, while at the same time doing the third thing, which is investing heavily in future growth. Currently we are investing about 50% of the savings that we get from our efficiency program back into revenue growth opportunities for the future. And Golden West is an example of investing in the future because that acquisition will extend our retail franchise into high growth areas in the western part of the country, and it bolsters our consumer lending effort, which is an important growth avenue for Wachovia.

Another key attribute that distinguishes Wachovia is execution. Our team has a track record of getting things done. It’s a five-year track record now and we’re extending it year by year. This slide shows that by business line, comparing the first quarter of ‘06 to the first quarter of ‘05. And you can see on this slide that our leader is our General Banking Group, which produced 14% revenue growth, 21% earnings growth. And I have said it time and time again over the last two years and I really believe that the General Bank at Wachovia is best-in-class at this point in time.

Secondly, our Capital Management Group also had a great first quarter. Revenue grew 11% and earnings grew 24%, and that is based on a strong managed account fee growth and growth in net interest income in that business.

Our Wealth Management Group produced strong revenue growth, but profits were down due to investments in personnel and the Wealth Management area and also because of the introduction of a new investment platform in that area. And we would expect to see Wealth Management profits growing in the third and fourth quarter of this year.

And in our Corporate and Investment Bank, continued marketshare growth in investment banking is driving revenues and profits. And there also, we have invested heavily in personnel, and that is why the net income in that line of business grew a little more slowly than revenue. But that will correct itself over time as well.

This slide shows an old but very important story at Wachovia. For the fifth straight year, Wachovia leads all major banks in customer service, as measured by the University of Michigan Customer Satisfaction Index. That results from heavy investment in 1999 and 2000 and 2001 in making sure that our infrastructure was capable of giving good customer service. And it also results from an obsession with execution in our company.

Today, we are focused not just on satisfaction, but also on growing customer loyalty. And why do we focus on customer loyalty? Because we know through our research and through our experience that loyal customers stay with us longer and buy more product from us. Today, we’ve got special training programs in place on securing and developing loyalty and we pay special incentives throughout our branch system because of growth in loyalty. And as you can see from the right-hand side of this slide, loyalty is growing. And as I said, we know that there is a return on investment in growing loyalty at our Company.

Our General Bank is nothing if not a sales machine, and the evidence is apparent in this graph. In the top left corner, you can see that same-store deposit sales in the first quarter of ‘06 were up by 23% over the same quarter the year before. Loan production per branch is up 20% over the same quarter of ‘05, and revenue per financial center is up 15% year-over-year.

First Manhattan, which is a leading banking consulting company, does a study on same-store deposit sales growth, and First Manhattan says it’s the most important determinant of growth and profits in retail banking. And in that measure, Wachovia has gone from the bottom decile in 1998, 1999 to the top decile in 2005. That really is a great indicator of the momentum in our General Bank and we think that will show up in revenues and profits in the future.

This slide shows the impact of the powerful General Bank sales culture on acquired banks. It takes roughly three years for acquired branches to get to our existing branches’ sales levels. And at the same time, our existing branches’ productivity is growing. So you can see the lift in the former Wachovia branches compared to the higher performing First Union branches on the left hand side of this slide. And likewise, on the right hand side, you can see the rising production in the SouthTrust branches, now that we have converted them onto the Wachovia platform.

These results are also apparent not just in loan production, but also in deposit production and investment production in the branch system. And the reason for that is we introduce consistent sales processes, incentive systems, coaching and the use of targeted customer data at the new branches. And we know, we feel confident, that we will see similar kinds of growth in the branch system at Golden West.

Turning now to our Capital Management Group, we’ve set a long-term goal to grow the recurring revenue portion of our assets in our brokerage company to 70% of our total revenue. Today it is at 57%, as you can see, but it is growing nicely, as managed money allows us to smooth out our revenue over time in our brokerage business. We estimate that for every $1 billion in managed account asset growth, we gain an incremental $10 million in revenues, and that produces $6 million in pretax profits.

And in our Wealth Management group, as I said, it has been evolving as it has narrowed its target markets. Over the last 18 months, we’ve increased the size of the affluent customer that we’re going after; we now look at a minimum of $2 million in investable assets. We’ve enhanced our sales force, and, as I said, we’ve developed a new investment platform.

The focus on superior relationship management resulted in 9% growth in core deposits in the first quarter, 21% loan growth, and we saw a 6% growth in assets under management in Wealth. And as I said earlier, we expect this momentum to start showing off on the bottom line in Wealth Management in the third quarter.

Turning to our Corporate and Investment Bank, the key strategic imperative there is to increase the number of lead relationships we have with corporate clients. And as you can see on this slide, net new relationships are up 79% over the past three years. We are adding 25, 22, 25 net new lead relationships every quarter, or over 100 per year. And as a result of that, you can see that loan syndication volumes are up 250% over that same period of time.

And then looking beyond loan syndications at the other investment banking product lines in our Corporate and Investment Bank, you can also see significant domestic increases in marketshare. Product line by product line, Wachovia is taking share in this business. And this momentum continues right through the first quarter and we would expect it to continue throughout 2006.

So I’ve touched on each of our four lines of business. But in addition to the progress in our lines of business, Wachovia is getting better and better at realizing the revenue opportunities that exist between our lines of business. An example would be moving affluent branch customers into our Wealth Group, where we can sell more product to them. Or selling brokerage and asset management products to senior managers in the commercial customers that we do business with. So we’ve got a process in place to encourage teamwork, to incent teamwork and to follow the results in those lines of business as a result of that program.

In 2005, we exceeded our goal of $180 million in net new revenue, and we believe that we are on track, as you can see on the left-hand side of this slide, to reach a run rate of $750 million of new revenue from this strategy in 2007. Those dollars are baked into our business lines results, but we absolutely believe that that is incremental revenue and it gets baked into our run rate going forward. And we think that the addition of the Golden West footprint in the high-growth western states will be additive to this goal over time.

The Wachovia model is distinctly a revenue-driven model. But nevertheless, we continue to work down our efficiency ratio by focusing on cross-enterprise process improvement. This is a program that has been in place for two years now at Wachovia. Our goal is to take out $600 million to $1 billion in our expense run rate. And as I said earlier, we are reinvesting about 50% of that into growth initiatives. Those growth initiatives would be things like cards and auto finance and mortgage and branch expansion, new talent in our Investment Bank and our Wealth Management group and in the brokerage area of the Company.

Today at Wachovia, our consumer businesses generate 54% of our profit, while using only 30% of the capital of the Company. And in addition to that, our loan-to-deposit ratio is the lowest among the major banks in the country. So we’ve been channeling investment dollars over the last year or so into building consumer credit asset classes. Specifically, we’ve been doing that in cards, in auto loans and now in mortgage lending. Last year, we re-entered the credit card business, but there, we’re going to be focusing on our existing customer base in our branch system.

Last year, we also acquired Westcorp to become a Top 10 player in the auto finance business. And we’ve been very pleased with what we’ve found there. Our production levels are higher than what we had anticipated and credit quality continues to be better than what we had modeled when we acquired Westcorp.

And two weeks ago, we doubled our origination capabilities in the mortgage business with the acquisition of Golden West. And I’m tremendously excited by our acquisition of Golden West. The company has a remarkable growth rate, through every kind of economic cycle and every kind of economic environment over the last four decades. Through Golden West, we extend our retail distribution into California, Arizona, Nevada, Colorado, and we strengthen our retail distribution in Texas and in Florida.

Golden West is perhaps the only company that we could have acquired which was accretive to the demographics of our existing footprint. Our mortgage models are complementary. Wachovia is more fixed-rate and retail oriented; Golden West is more floating-rate and wholesale oriented. And we gain scale in the mortgage business as a result of the combination. And we think the systems integration that we will be going through over the next two years are not complex. The systems at Golden West are up-to-date and fairly simple, and we are going to take our time converting the branches to make sure that we don’t disrupt the customer base there, and that has become a hallmark at Wachovia.

Finally, we believe the acquisition price that we paid for Golden West was very favorable for Wachovia. The excess capital at Golden West was about equal to the premium that we paid, and we have no revenue synergies in the numbers to justify the deal. And I feel very confident that there are significant revenue opportunities for our new Company.

Golden West, as I said, accelerates our retail momentum. The branch expansion in California, Arizona, Nevada, Colorado and Texas simply could not have been assembled in any reasonable period of time through de novo expansion or small acquisitions. This literally puts us five years ahead of where we thought we would be.

And the mortgage banking scale will begin paying dividends very rapidly. Golden West can originate Wachovia products which they are now selling to Chase and Wells and Countrywide and other competitors. And Wachovia can originate Golden West’s conservative option ARM products on the East Coast. And as I said again, we think that this is a very financially attractive deal for us. It meets our IRR minimum hurdle of 15% and it has no benefits of new revenue in the deal.

As a result of the combination, which we think will legally take place in the fourth quarter of ‘06, Wachovia will have broader and a more national footprint, but concentrated in very high-growth MSAs. We will also be a significant player in consumer credit, and we think as a result of this deal, our normalized charge-off rate will actually drop by 10 basis points over time, and we think the growth rate of our Company will be enhanced.

And as you can see on this slide, the proportion of earnings coming from the General Bank will be larger in the combined Company, although the mortgage related portion of that mix will still only be about 15%. And this increase in the less volatile General Bank earnings will allow us to grow our capital markets and brokerage business and asset management businesses, and still have lower volatility in the earnings of the overall Company.

And finally, this slide is a snapshot of our new retail franchise. In this franchise, we will have roughly 6% of the nation’s retail deposits and will be in the best growth markets in the United States. The demographics of our retail footprint are simply outstanding. Population growth in our footprint far exceeds the national average. Household income in our footprint far exceeds the national average. And I’m 100% confident that our sales and service excellence and our execution skills will create great value for our shareholders with this footprint.

And in the mortgage business, we’ve got a really good fit that will produce new income opportunities. And that will happen fast. One of the first things that will happen in this merger is we will start cross-selling each other’s mortgage product line. Each company produced over $50 billion in mortgage originations in ‘05. Golden West focused on the West Coast; Wachovia focused on the East Coast.

And again, by adding Golden West’s option ARM product, the Wachovia mortgage channel will deepen and enhance its relationships with brokers, realtors, home builders and our branch and brokerage customers. And by adding Wachovia’s broad mortgage product line, Golden West will now originate those products for the home team, not for our competitors. And there will be an immediate incremental pickup in revenue and profits from this mortgage line of business.

So in conclusion, we think Golden West really accelerates our ability to grow at Wachovia. It fits perfectly into our corporate priorities, which have not changed for the last three years. We think that this consistency of priority is important at Wachovia. So we will continue to focus on employee engagement, and our surveys show us that we are a corporate leader in that area.

We will continue to focus on customer loyalty, again, we are one of the leaders there. Revenue growth, we think this enhances our revenue growth opportunities. We will continue to focus on efficiency, but on efficiency primarily to generate investment in growth opportunities, in financial strength and good governance, and we’re very confident that we can successfully and flawlessly continue the merger integration at Westcorp and Golden West.

With that, I’m available to take your questions.

Matt O’Connor —UBS

I’ll just take the first one here. Ken, it seemed like even before the Golden West deal, there was a lot of opportunity from Westcorp, reentering card, still some upside, I would imagine, from SouthTrust. How do you ensure that you realize all of the upside from those deals and initiatives as well, essentially, as management could be spread too thin?

Ken Thompson —Wachovia—CEO, President

Sure. Well, when we do a merger integration, we take a team of people from our Company and from the acquired company, and we create a new organization. So in effect, for about a year and a half to two years, we will have three organizations at Wachovia. We will have Wachovia, we will have Golden West, and we will have a third group of people, probably a couple hundred people, who will be working solely on merger integration. And we’ve got that down to a science. And it will work extremely well.

And meanwhile, our management will continue to focus on improving SouthTrust branches and on all of our other initiatives. And the Golden West team is going to be focused on preserving what they have built there and putting the two things together.

So we think if you look at Wachovia/First Union and Wachovia/SouthTrust, and frankly, Prudential/Wachovia Securities, you see a way that we can maintain focus, but also do merger integration well. Highly confident in our ability to do that.

Matt O’Connor —UBS

I’ve got some more here while people come up for the queue. Golden West has obviously done an amazing job managing credit risk. I was a little surprised that their FICO scores were, I think, in the 680, 690 range. Is it just that they are so good at what they do and it’s a different kind of customer base, or maybe FICO is not going to be as —?

Ken Thompson —Wachovia—CEO, President

Well, let me tell you how they do it. First of all, Herb and Marion Sandler would say if you are relying on FICO scores, you may be missing the boat. And their FICO scores average about 690. Ours would be 720 to 730. But they actually underwrite without a black box. So they don’t use a lot of black box kinds of things like FICO scores.

They have underwriters in the geography on the ground who are actually looking at the credit application. They have their own appraisers; they’ve got about 1000 appraisers. So they have conservative appraisals that they are underwriting to.

And then they underwrite to an indexed rate, not to the start rate on their mortgages. And as a result, they’ve ended up with about a 68% loan-to-value ratio, and that is on the price of the house at the time of the financing. You know, if you factor in the growth in housing prices, it is, I’m sure, lower than that. And then they touch the customer constantly in their servicing process.

So that is why if you go back to 1994, which was a housing depression in California, and look at Golden West’s track record, they simply had 18 basis points of charge-offs. And we feel very, very comfortable — number one, we’re not going to change anything about their process; we are going to adopt it. And we feel very comfortable that credit quality won’t be an issue at Golden West going forward. Even if housing prices drop fairly dramatically, there is plenty of room in their loan-to-value ratio. Yes.

Unidentified Audience Member

You mentioned Golden West gave you — I think you referred to it as a platform in some of the Western states. I think you said it made you number six in California. Could you talk about your longer-term aspirations, how big do you want to be, how big do you need to be, how long do you think it takes you to get there, organic versus acquisition? And what do think it will ultimately cost?

Ken Thompson —Wachovia—CEO, President

Yes. I think if you look at the way we’ve grown our East Coast franchise over time, it is a pretty good model for what we think we will do in California. We start out, when we consummate the Golden West deal, along with our Westcorp branches, we will have 140, 150 branches in California. We are in the right places. We are in the right SMAs, and they’ve got great locations in those SMAs.

But over time, we will want to build out that branch platform that we’ve got in California. We will do that through de novo branching, which has been very successful for us in Texas. We think that is a good model. And we will probably make some small acquisitions along the way.

But what Golden West does for us is it puts us in the right places with well-located branches, and it, basically it just moves us ahead about five years. Now we can focus on implementation and organic growth. And we are good at that. And I feel very comfortable that we will play very well on the West Coast with our brand of general banking.

Unidentified Audience Member

Do you have any plans to get involved in the international market, especially the BRIC countries?

Ken Thompson —Wachovia—CEO, President

Yes. The question was international. And I would say to you that the way we involve ourselves internationally is by taking existing strengths that we’ve got and applying them to the international market. We’ve got no desire to plant our flag all over the globe just to say we are an international bank.

So we are the leader in trade finance, for instance. That is a big business for us. And so we will press forward with that. Our Capital Markets operations are really good in CDOs and asset backs and stuff like that. Real estate Capital Markets is a power alley for us. And so we will take that sort of thing into Asia and Europe, where it makes sense, where we have a competency that will play fine.

But we have no desire to be a big international bank just to say we are a big international bank. We’ve got our hands full now in the Western part of the United States, which as you saw, has great growth characteristics. And we understand those markets a lot better than we understand Asia and Europe. In the back.

Unidentified Audience Member

Can you talk to us a little bit more about your previous thrift acquisitions, how long did it take for the culture change to take place, how quickly did the customer base change so that you started to bring in some younger people, what did it cost you?

Ken Thompson—Wachovia—CEO, President

Right. You know, if you look at our history — and I ran our Florida operation for about a decade — we probably acquired ten thrifts in Florida. We also acquired the two biggest thrifts in Georgia. We acquired a big thrift in northern Virginia. So we have experience with this.

And I would say this, the branch systems that we bought with those thrifts were thrift branch systems. The branch system that we acquired with Golden West, unbeknownst to a lot of people — I mean the rumors are running rampant that they’ve got second-floor offices and they’ve got bad technology etc., etc. — we have looked at their branches. They are in great spots, they are well maintained, there is no deferred maintenance, they are in great shape.

And so we will simply follow the pattern of merger integration in a stepped fashion. We will introduce our sales and service platform to Golden West in 2007. And I would say over a five-year period, you will see productivity in those branches dramatically improve.

We’ve got a year from the time we consummate the merger until we go through the systems conversion in the branches. That gives us plenty of time to train the personnel in the branches and to hire new people and train them in the Wachovia way of operating a general bank.

So there is plenty of time, they are great locations, they are in the right markets. And I would say that you will see good lift in the first year and it will get better every year, just as the slide I showed you on SouthTrust and old Wachovia.

Unidentified Audience Member

Ken, the amount of negative amortization in the Golden West portfolio has grown a fair amount in the last number of quarters. It’s still a low number relative to their portfolio, but it is growing rapidly off a low base, creating what some people think is a quality of earnings issue.

Could you comment on why you are not concerned or do you have some element of concern about that?

Ken Thompson—Wachovia—CEO, President

I’m really not concerned. And I’m not concerned because of the conservative underwriting standards that the company has. They are not underwriting to start rates; they are underwriting to a fully-indexed rate. And as I say, they produce their own appraisals and they are not using a black box to underwrite.

So if you think about it — and these are going to be rough numbers — but in the last year, their deferred amortization has increased about $600 million. We think over the next several years, it could increase another to $2 billion to $3 billion. If it does that, that will take the loan-to-value ratio on their underwriting from about 68% to 71%. Still incredibly conservative, still able to withstand significant drops in home values. And we’re looking at an unemployment rate that is very low and I think will continue to stay very low.

So if you are underwriting to the start rate and if you are using a black box to do it, then deferred amortization would be threatening. But with the way Golden West does it, I’m just, I’m really not concerned. That would fall way down the list of things that I think are important in that acquisition.

Unidentified Audience Member

Ken, one could argue that the earnings power of Wachovia going into the deal is going to be higher than most people are looking for — credits come in a lot better than your guidance suggests, the yield curve is not inverted like you assumed, and obviously the market-sensitive revenues, at least so far, are looking really good.

So maybe you could just comment on that in terms of providing some cushion or upside already baked into the deal numbers there.

Ken Thompson—Wachovia—CEO, President

Well, the numbers we showed you on the acquisition are the numbers. So we are not relying on the old Wachovia to pad the numbers of Golden West. We feel very comfortable with what we presented you.

But I will say this, Matt, we are very confident in the franchise that we’ve got. And I hope that it is clear in the presentation you saw that our lines of business really are executing extremely well. So — and again, that gives you some confidence in then focusing on a big merger integration because the business is running extremely well.

But if you look at – if you just focus on the purchase price for Golden West, I think it is important for you to recognize that we included no new revenue from that deal. And if there is anything that we know about at Wachovia, it is how to drive revenue through a branch system. And we also know how to take what is really good at a company we acquire and preserve it and build on it.

And we had an exhibit in our appendix on the day we announced the deal that showed that in 2009, we think that, very conservatively, we will produce $230 million of pre-tax income just from the revenue opportunities. And I would tell you this, that came from Ben Jenkins, who runs our General Bank, who is the biggest sandbagger in the world. And then Tom Wurtz, our CFO, cut those numbers. So we feel good about the ability to have big uplift on this deal. Don’t tell Ben I called him a sandbagger.

Matt O’Connor—UBS

We are out of time, but Ken will be available downstairs for more questions. Thank you.

Ken Thompson—Wachovia—CEO, President

Thank you, Matt.

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION GIVEN BY WACHOVIA MANAGEMENT AT AN ANALYST/INVESTOR CONFERENCE

Jason Goldberg—Lehman Brothers

Next up we’re very pleased to have Wachovia. From the Company is Tom Wurtz, Chief Financial Officer, Tom became Chief Financial Officer earlier this year. This is Wachovia’s first presentation at the London conference and Tom’s first major presentation as Chief Financial Officer. I think he is a little bit nervous. He didn’t know what to talk about so they went out and did a $25 billion acquisition last week to give them something to add to the slide deck. But Wachovia is a story I think a lot of you do know. Tremendous retail franchise along the East Coast, into Texas, and now with Golden West extending its franchise making it the top five banks in the West to complement its dominance on the East Coast and several national businesses in terms of asset management, corporate and investment banking, as well.

Wachovia has been one of the top five largest banks in the U.S. and has grown fairly rapidly, putting down double-digit earnings growth for each of the last four years. In addition to Tom from the Company is Alice Lehman, Director of Investor Relations in the front row. And with that, I’ll turn it over to Tom.

Tom Wurtz—Wachovia—CFO

Thank you very much, Jason. And Jason’s story was not exactly correct. Jason has seen me present before and he said, Tom, you’re terribly boring when you present. You’re going to need to do an acquisition if you want to show up at my conference and so that kind of led to the Golden West acquisition. So it is a pleasure to be here and thank you very much.

I’d just direct everyone to the cautionary statement at the back of the deck as we are always required to do and then we’ll go right into the presentation.

Basically when you think about what our ideal is at Wachovia, it is really to drive sustainable growth over a broad range of scenarios and it’s through a combination of both organic growth as well as infrequent but very financially sound and strategic acquisitions. And when we take a look at what the hallmarks of our Company are, we operate in some of the best geographies in the country in terms of the United States and we have a very attractive mix of businesses. We think that by applying the model we have, doing deals with best in class operators we can extend our competency over a broader footprint and drive some real revenue synergies over time.

The three keys to the way we operate our business are industry-leading customer service, as Jason mentioned; also very sound cost control; and finally, a consistent pattern of investing for the future. So when you take a look at the kinds of investments we’re making year in and year out, it is all with the aim of driving sustainable growth. We’re not going to be the lowest efficiency ratio provider of financial services in the country because we don’t think that is a model that works for us. We want to be appropriately sound when it comes to cost control, but again have a consistent pattern of investment. And then finally through hopefully infrequent acquisitions we can add new geographies and new customer bases where we can leverage our competencies over a broader spectrum.

We have good momentum. If you take a look at how we performed in the first quarter of 2006 and compare that to the first quarter of 2005, you see some pretty impressive results. Our general bank had revenue growth of 14% driving bottom-line earnings of 21%. Similarly capital management had 24% growth. Wealth management I’ll come back to in a moment, it doesn’t look very attractive, and corporate investment bank had very solid revenue growth and we’re comparing to its highest quarter ever in the first quarter of last year. So relatively modest earnings growth year-over-year but again it was compared to a stellar quarter which had some one-time gains last year.

The wealth management area is about 4% of our earnings and it is a business that is in transition. It has had 17% growth for the last four years and we have gone through a retooling. Someone has made the analogy of it’s kind of like Tiger Woods changing a swing. The momentum was fantastic. It provides financial advice and services to the upper affluent segment of our customer base and we had a variety of models for providing investment advice. We have now consolidated those models to follow one particular open architecture platform and in the first quarter you see the cost of all of that without the associated benefits of the pricing strategy which we’ll employ and also the revenue synergies we expect to come out of it. So we anticipate that wealth management will be on track for double-digit earnings growth by the time we get to the end of the year.

As I mentioned earlier, really one of the hallmarks of Wachovia is customer service and for the fifth year in a row as measured by the University of Michigan, Wachovia has the best service in the industry. And we think that is critically important for us. It drives down attrition of our customer base and accompanied with loyalty programs, we think we can grow a much more loyal customer base. And that is extraordinarily important to us because a loyal customer grows their balances about 20% faster than just simply an extremely satisfied customer. And when we take a look at loyalty we measure about 60,000 customer surveys a quarter and that has been on a scale of 1 to 7 their responses to a variety of questions. And the ones around loyalty focus on their level of satisfaction they have with the company, their willingness to buy more products from us and their willingness to recommend us to others, and we think that we’re making exceptional progress there and we think there is a big financial payout from establishing a more loyal customer base.

There’s also great momentum in the General Bank in terms of organic growth. What this chart illustrates is that same-store sales production for deposits up 23% year-over-year; loan production up 20%; and revenue per financial center up 15%. So we think that is an extraordinarily impactful story and what gives us great confidence that we can acquire new franchises that have a narrower product set and go into new geographies, apply the benefits of our model to that customer base, and drive additional revenue.

In terms of our ability to take a franchise that is either underperforming or more narrow in terms of its product offerings, we have demonstrated the competency to do this a number of times. The first would be when First Union/Wachovia merged in 2001. At the time of the merger, the Wachovia branches produced about 25% of the loans that a corresponding First Union branch produced and by the time we got a year out there was a 72% increase and they produced about 45% as much as their legacy First Union branch. And then finally after you get about three to four years out, they’re producing 116% of the volume that a First Union branch produced in 2001. Now over the same time, the First Union branch has continued to improve productivity as well.

So we demonstrate success with the Wachovia franchise and we have learned from that and are able to do that on an accelerated basis as you can see with the SouthTrust branch performance when you take a look at the corresponding production that at the time of acquisition is about 22% for loans and we get out one year and we’re about 45%, so 105% improvement over that time period.

So as I will touch on later we think that is one of the things that we can do very effectively with Golden West. Their branch platform was essentially a deposit taking platform and less than 2% of their loan production came out of the branches, so we think we can take our product set, port it to the Golden West branches, and do it in a fairly seamless way that does not detract from anything they’re doing on the deposit side.

On our Capital Management area, which constitutes about 10% of our earnings, the key there is taking out some of the volatility of a markets-oriented business and the way we’re doing that is by growing our asset management business and increasing the extent to which our brokerage business is more reflective of an earnings stream that is recurring revenue and recurring revenue comes in the form of net interest income and managed account fees. And what you can see is on the managed account side we have had nearly a doubling from about $68 billion to $120 billion of assets in our brokerage accounts that are managed or are compensated on a managed account basis rather than transaction basis. And you see us growing at about 1% per quarter in terms of the percentage of overall assets that are on a managed basis.

We think it is pretty impactful and we have a lot of focus on it. Beginning last year we put in place a program to use a product called Envision which is a financial profiling and financial planning model that our brokers are taking out to the customer base. We did about 100,000 Envision plans last year and brought in an incremental $10 billion of assets and that translates to about an extra $10 million of revenue a year or about $6 million pretax profit. We plan to do about another 100,000, 105,000 Envision plans this year and so we anticipate that we will be up to 20% to 25% of all brokerage assets in managed accounts by 2007. And we feel extraordinarily comfortable with that projection.

In terms of Wealth Management, as I mentioned the issue is not on the revenue side at all. Deposit growth was solid. Loan growth was solid and assets under management was solid and so it is really just a case of the expense side and the expense side was burdened by a couple of different factors. One would be the changed model which I described where we brought financial advisers in from a number of different business units, moved their expense base into the wealth group and then also from the implementation of accounting standards which require us to expense options associated with retirement eligible populations. That also was a burden to wealth management as well as all the other business units in the quarter.

Corporate and Investment bank basically our Corporate and Investment bank serves companies typically with $250 million or more in sales per year and it provides a broad range of capital raising products to that customer base. It also has one of a leading cash management platforms in the country as well as a trade finance business that is down in much of Asia and provides for a very stable, low-risk way of creating revenue for the Corporate and Investment banks.

The key to the growth of the Corporate and Investment Bank has really been creating net new lead relationships that at the end of the day being co-manager on lots of deals really doesn’t do a lot for you in terms of bottom-line profitability. You really need to be in the lead position and you can see that we have increased net new lead relationships on a pretty consistent basis every single quarter. And one of the things that has translated into is pretty significant growth in terms of our syndicated lending business, which now ranks about fourth in the country. We’re fourth in preferreds, about number nine in equities. We have one of the top two real estate capital markets businesses in the U.S. and a leading structured products capability as well.

In terms of marketshare gains, as you can see here on a product by product basis pretty impressive gains in a lot of different products. We’ve gone from 1.3% market share in 2000 to today 4% market share. So a tripling of our marketshare and I believe ourselves and UBS would be the only folks that in the top 10 who have increased marketshare in each year.

One of the things that we think adds value is the level of collaboration we have between our business units. We have what we call the Wachovia client partnership, which is really an umbrella to encompass all the activities that relate to recommending customers from one business unit to another. So to the extent that our general bank being counted as a customer who would be better served by the wealth practice, that customer is referred to the wealth practice. That seems like a sensible enough thing to do but at the end of the day it is very difficult in a large organization to get people to do something like that because clearly everyone has their own sales goals and incentives are tied to those sales goals, and so to get them to take an attractive client and move them to another business unit is quite a difficult thing to do. So we have orchestrated an entire process around it of awards, incentives, encouragement, monitorings and it has been very effective.

So originally we laid out a plan that we thought we could produce about $600 million in revenue through this cost organizational effort by the time we got to 2007 and right now we feel that we are ahead of plan from that perspective.

Overhead efficiency ratio as I mentioned we’re never going to be the most efficient bank out there based on our business model, but we can make meaningful improvements. We have shown some sustainable improvement in overhead efficiency and we feel we are well on track to be within our band of 52% to 55% by the time we get to 2007.

A couple of the areas where we have an opportunity that presents perhaps a challenge for some of our peers. Our credit cards would be a good example where we sold our credit card business to MBNA back in 2000 and with the acquisition of MBNA by Bank of America, we have now terminated that relationship and will be getting back into the credit card business. So where for many folks a credit card business which is clearly an important business represents a challenge in that it is a relatively slow growth industry at this point and we are at a point where it is going to be difficult to grow on a double-digit basis in credit cards. On the other hand we start from a platform of zero and so for us incremental growth should be relatively achievable. It’s going to be a very focused strategy on in-footprint customers, our primary relationship customers where they have other products with us today will be the primary folks we go after. And we will not use it as a client acquisition strategy. It will simply be an additional product that we will hopefully sell to people.

We are going to be oriented towards a rewards program that rewards multiple relationships with our company, so we will provide reward programs for debit activity, credit activity, home equity line activity, and some deposit products. So we think it is going to be fairly unique from that standpoint in terms of awarding an overall customer relationship on the credit card side.

On the auto loan side, we acquired Westcorp towards the end of last year. Westcorp is the ninth largest leading auto originator in the country and the second-largest noncaptive. And so it brought to us production capacity of about $6 billion to $7 billion a year and a portfolio of about $13 billion. It is focused on near prime, sub prime customers, has an exceptional track record of managing that product very, very well, provides high return business and has had very sustainable growth over the past five years. We think they are best in class. What that offers us is the ability to do two things.

We were in the business of providing super prime products to our dealer network with no willingness to do anything below super prime. This gives us the ability to take some of their expertise and on a very measured basis using their people porting their platform to our franchise along with this extend down the credit spectrum within our existing network and also immediately supply our product to their vast dealer network. And also we’re one of the leading providers of dealer financial floor planning services and cash management services to auto dealers and we think that provides an additional opportunity for revenue from that perspective.

Golden West, which we will speak to in a fair amount of detail, it was just announced last week and we think it is going to be an incredibly important part of our future going forward. We could not be more pleased with the prospects.

It does a number of things for us in terms of Golden West. It extends our platform to the Western U.S. It was our natural course to extend our retail footprint into the West. We had begun a de novo program in Texas adding about 50 branches a year. With the acquisition of SouthTrust, we added another 50 plus what we’re doing this year will put us at about 150 branches in Texas. And it would’ve been our natural inclination to move into California probably in 2007. What this does is essentially turbocharges our efforts to get into the West and it gives us a top five market presence in the Western United States, an important entry point into California. And one of the key strengths of our strategy is we are very urban focused and do very well in urban markets. Well essentially all of Golden West franchise is an urban market. It is in the most attractive markets in California, Phoenix, Las Vegas, Texas, Florida, New Jersey. And so either it presents us with new markets where it would’ve been a natural path to go anyways, or overlap markets where there is an additional benefit of adding to our network or providing some modest level of opportunity for efficiencies where we have some overlap as an example in Florida.

We think that it is very attractive from the standpoint of it is a best in class provider of a relatively narrow product set, the option ARM. They have demonstrated an exceptional capability to manage the product extraordinarily well. They have managed to build a deposit franchise which we think is relatively narrow but nonetheless very attractive and they have located their physical structures in very attractive locations and have done an exceptional job of maintaining those facilities.

So from a financial standpoint we think it is attractive. Strategically we are virtually certain that it adds to our long-term growth rate and based on our financials which we laid out for folks in investor presentations, we think it provides about a 17% internal rate of return. We think it is relatively low risk and are fairly confident of that. From a credit standpoint although it is an Option ARM program focused on the mortgage market, Golden West is unparalleled in terms of their credit performance over a long period of time and we would expect that based on their low loan to value and exceptional underwriting standards that credit does not present a problem.

And we think from an integration standpoint, it is going to be a very achievable deal in terms of again taking a relatively narrow product set on the deposit side, adding our products to that, which seems to be very low risk. And then a virtual absence of the lending capability in the branches, we simply port our capability to originate consumer loans to the branches, staff it with lenders, and we think that does nothing to detract from their ability to serve their customers on the deposit side as they have done so successfully.

In terms of the retail franchise, again an enhanced demographic footprint. They operate in some of the fastest-growing markets in the country and we think that is particularly attractive. It is much easier to make money when there is more people coming in everyday than in stagnant markets. We will be a top 10 mortgage originator. We will be number seven. We had about 1.5% market share prior to the deal. They bring us about 1.5% market share so it will be somewhere around 3% overall. It will increase the concentration of our General Bank earnings, then again, providing a little bit lower volatility in terms of earnings over time and it will improve our credit risk profile.

Wachovia on a stand-alone basis was already very well positioned from a credit standpoint. Our charge-offs in the first quarter were about 9 basis points and we assumed even with the addition of Westcorp which was again focused on sub prime and near prime that our charge-offs for 2006 would be at the low end of the 15 to 25 basis point range and we think that this will be additive in terms of credit profile.

In terms of growth over time, again they operate in very attractive markets. People wonder can you compete against the likes of Wells Fargo and Bank of America and WaMu? I think categorically we feel very confident in that respect. We operate head-to-head with Bank of America every day. They are a very solid competitor, very rational and we feel very comfortable in our ability to compete with them. As we have gone into Texas we’ve competed with Bank of America, Wells and JPMorgan Chase and WaMu who all had established franchises and we’re exceeding our growth and expectations in Texas. So we think we have a model that has pretty broad appeal and we think there’s plenty of growth left for our model to succeed.

In terms of the summary statistics, on Golden West you see they have about $121 billion in loans, $61 billion in deposits and the earnings are around $1.5 billion. Over 15 years they’ve had a 17% annual growth rate for earnings and again credit is impeccable and they are very efficient and so we’ll do nothing to further enhance their efficiencies and actually we will probably end up adding some costs over time as we have the more attractive benefits program which I think will help to retain employees and also as we add incremental product capabilities, it will not be at the 30% efficiency ratio that they enjoy today. But overall we think it is pretty attractive framework.

Golden West is essentially the only thrift to have a AA rating, which is just a testimony to the integrity of the management team, the way they manage the company and demonstrates successful management in the company. On the right hand side of the screen you simply see the distribution of branches and we have looked at all the branches in Florida, all the branches in Texas, all the branches in California and we would conclude that about 85% of them are in A to A- locations. And in all honesty our own network isn’t 85% in A to A- locations nor is any major bank. And so from that standpoint it actually represents from a location standpoint an upgearing of our branch network.

And in terms of the integrity of the physical structures, deferred maintenance just wasn’t the concept there. Everything is impeccably maintained and the only thing we really need to do is add ATMs to about 200 branches and we will expand the drive-throughs on 40, 50 branches. The net cost impact of that is about $7 million a year to add that capability.

In terms of what we look on a segment basis, on a pro forma basis, as you can see our General Bank had 55% to 60% of our earnings, capital management a little less than 10, our Corporate and Investment bank 25% and wealth management about 4% to 5%. And mortgage would be about 5% of our earnings today. On a combined basis going forward, you can see mortgage will be about 15% of our earnings, although I would mention that also includes mortgages we hold in our securities portfolio in lieu of mortgage-backed securities. So when you back that back out you’re probably somewhere closer to 13%. So the point is we think it is an appropriate balance for us going forward.

I think initially investors were thinking perhaps this is going to tremendously skew us to mortgage. It is not and I would also say our mortgage business is probably quite different just because of the sheer scale of our branch network and the various distribution points we have. I don’t think you’re talking about a mortgage business of 13% earnings that really has the kind of volatility as the mortgage business because there’s a certain level of core activity that goes on with our customers and so you may have in my mind probably 6% or 7% of your earnings are subject to the kind of vagaries of the mortgage market.

You can see from a location standpoint, you see the combination of our financial centers, Wachovia Securities, our mortgage presence and then World Savings Bank and Mortgage centers. Primarily concentrated in fast-growing, attractive markets and we think it is just the right market for us. We don’t have any aspirations to be in every state in the country and I would say when we take a look at what is attractive to us it is the West, the Southwest, and the existing footprint we have today in the Southeast.

In terms of the mortgage production, again I mentioned the percentages were about 1.3% of national market share and that translates to about $50 to $55 billion of production both for Wachovia and for Golden West and this introduces new products to our lineup and that is the Option ARM. We feel extraordinarily confident in the performance of that asset. Their average loan to value is 68%. All appraisals are done by in-house appraisers. All underwriting is done in a manual process and their credit performance has been extraordinary. If you take 68% loan to value and then recognize that there has been a fair amount of appreciation underlying that housing stock supported by their loans, you’d quickly conclude that on average you’re probably the mid-50s in terms of an LTV so we feel very good about the positioning of the portfolio from a credit standpoint.

And we recognize on the origination side that there will be difficult environments for any mortgage originator and one that is focused on primarily an ARM product there’s some scenarios that are less attractive than others but we think they’ve demonstrated over a long period of time the viability of their model to grow earnings at an above-average rate versus same periods.

In terms of the models that we use, we have a fairly comprehensive model in that we have a direct production out of our branches. We have mortgage centers that serve our brokerage community. We have wholesale relationships, correspondent relationships, with correspondents and brokers, and the Golden West model was very little production out of their branches and they have freestanding mortgage production offices and the wholesale channel. And so we think that we can integrate these models relatively simply and what would be surviving to the greatest extent is our existing retail model that serves our branches and then a wholesale model that essentially mimics Golden West’s wholesale model.

So it is interesting, I was talking to an investor the other day and they had asked why didn’t we acquire a poorly run company and rehabilitate it? That is a strategy that some folks pursue and can be successful with. For us we think partnering best in class providers is the best model for us. We are in the business of making promises and keeping those promises and the way you do that is through predictability and we think that there is a high degree of predictability in the Golden West model and our ability to leverage our platform over the Golden West model. So again, it extends into new footprints, adds to our mortgage business, and meets our financial parameters. We have very conservative assumptions for very little in the line of cost saves. The revenue opportunity is extraordinary and we are very confident that we will deliver on that.

Also interestingly Golden West is operating with an enormous amount of excess capital as part of a consolidated company and so we are able to take about the premium we’ve paid out of the capital base of Golden West and run the company we think successfully with a lower amount of capital. And I would just mention that S&P after learning of our capital plans and how we are going to manage going forward put us on credit watch for upgrade. So I think that is just further validation that from a capital standpoint our plans are prudent.

So finally, our priorities are maintaining employee engagement. That is something that probably isn’t talked about a lot in presentations like this, but we think it is an absolute key to the success we have had as understanding what our employees think of us, what their level of engagement is, what we can do to make their career with us all the more rewarding and to hold on to our key performers.

Building customer loyalty, executing on our revenue growth strategies, improving our cost structure through operating efficiencies, and we have been I think a leader in terms of disclosure, we think a leader in terms of corporate governance and that is not going to change. Also a keystone to our success has been in integrations. We think it is something we can do as well or better than anyone in the industry and we are happy to have a chance to demonstrate that again with Golden West.

So with that, I would invite any questions anyone has.

Unidentified Audience Member

There’s two questions I have with respect to the acquisition of Golden West. First one is that it relates to the previous slide you were showing, I think it’s fourth or the fifth one where you said it meets your financial parameters and models cost saves and your revenue synergies. I’m curious to hear how you calculate that because I think there is a fair amount of the data as to how you achieve meeting your financial parameters. So I’ll be interested to hear from you what sort of ROI on the full acquisition price you expect and when you are expected to cover or exceed your cost of capital?

And probably related to that, what fascinates me here is basically what you’re doing you’re buying at a point in the cycle where there’s a lot of skepticism out there on the growth in mortgage assets, assets that arguably has a fantastic track record at a price which seemed to be the full with little opportunity for cost synergies. As usual I think you are familiar with capital markets don’t allow a lot for revenue synergies; it’s all about cost that we get the credits for. Is it the sheer availability of Golden West that pulled the trigger for you guys or is it the fact that seller and buyer expectations are closing into each other that makes you do it? Or is a point in a cycle which triggered you? I’m kind of curious to hear what the full approach is behind this deal.

Tom Wurtz —Wachovia—CFO

Sure. We will take a look at it. Again it was very consistent with from a geographic standpoint where we were on the track to go anyways. We had also expressed an interest in expanding our mortgage business, so we think it is entirely consistent from a strategic standpoint. When we take a look at the cost saves, there aren’t many opportunities there and we’re going to be very prudent around that. It is unfortunate that the market has a view that it has with revenue synergy. That’s why we did not build them into our financial projections but made reference to them. But we are extraordinarily confident that when you take a look at the breadth of our product set and our ability to integrate that the revenue opportunity is extraordinary. So from that standpoint we have no reservations about it.

It is unfortunate that the initial market reaction was negative. Had we known it was going to be negative it would not have altered our opinion at all about whether to do the deal because we are firmly convinced that long-term it makes a lot of sense and it will be very financially attractive.

In terms of the point we are in the mortgage cycle, I would have a little bit more concern — we clearly have some level of concern that none of us know exactly what is going to occur, but the focus of their customer set, their average loan size is $260,000. Their average LTV is about 68%; so the typical homes they are lending on are homes that are somewhere in the $350,000 to $450,000 range. So these haven’t been the homes that have been the ones that have been subject to the churn and people taking out every bit of appreciation and getting a new mortgage and so forth. There is a certain amount of housing stocks in the United States that really serves as housing and not an investment and people do move and so forth. So we feel relatively comfortable that they will suffer less of a downturn should there be a downturn in mortgage business than your typical mortgage lender.

And when we take a look at what we see as a very near-term viable revenue synergy and what they have done on their own to enhance their production capability, we think we will be relatively muted if there’s a downturn in the mortgage business. They have added 600 mortgage originators in the fourth quarter of last year that will be focused on primarily originating the Option ARM program, but when that is not appropriate for a customer or the customer wants something different they’re doing that on a brokered basis for Wells Fargo, WaMu, Countrywide, Chase, so we think it is a combination of the nature of their business, the fact they have added the 600 originators, and the immediate leverage we can get from adding our product set to their wholesale channel that we can do that in a fairly seamless way. And probably have a fairly muted response if there is a downturn in the mortgage business.

Unidentified Audience Member

You touched upon Golden West’s credit quality and how impeccable it has been over history. I think a lot of that is due to the very hands on underwriting that they have had. What kind of worries me about — when I was reading about the acquisition — is the fact that none of the senior management is locked in. Could you maybe touch upon that decision and how are you going to maintain this very hands-on underwriting standard given that this is definitely a business that has been run by a very special culture that has basically been driven by senior management?

Tom Wurtz —Wachovia—CFO

Herb Sandler would be the first to admit that although he has been a guiding force he is not responsible for their success. The responsibility for their success is really at a core group of managers at the senior manager and below senior manager level. The reason we don’t have contracts is because the people that would be the recipients of those contracts don’t want them. Jim Judd and Russ Kettell, who are the leaders there, simply say they don’t think that is appropriate given that we’re giving contracts to all the employees, they don’t want contracts. But they have said to me personally we plan to stay for two to three years and do whatever we can to make this successful.

So from that standpoint, I don’t know that I would feel any more comfortable if they have contracts. Contracts don’t require anyone to stay with you, they just prevent somebody for potentially going to work for someone else and in the case of those two individuals I don’t have any concern around that. From all our exposure to the people in the mortgage business, they are extraordinarily pleased about this combination because it simply broadens their product set. They see very, very little risk if any employee head count reduction in their franchisee. And see it as nothing more than the chance to grow their franchise by eventually moving our servicing platform to their servicing platform, the consolidation of our wholesale businesses. So there’s no downside from them from that standpoint. What they are getting is an enhanced set of employee benefits and enhanced curve prospects.

So we have done some modifications to their incentive program where about 350 people in the Company had been given a supplemental retirement program that vested over twelve years. We have changed the vesting schedule that should make it much more enticing for someone to stay at least three or four years. And so we think from that standpoint we are taking our cues from the Sandlers and Jim Judd and Russ Kettell as to what actions we should take in terms of retention, and what they’re telling us right now is they feel extraordinarily comfortable that folks in general see this as nothing but a positive. So I would have to rely on their judgment better than ours.

Jason Goldberg —Lehman Brothers

Thank you, Tom, for the presentation.